Mail Stop 3561

February 23, 2009

Mr. Yingsheng Li
President
China Marketing Media Holdings, Inc.
RMA 901
KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, China

       Re: China Marketing Media Holdings, Inc.
              Amendment No. 8 to Form 10
              Filed February 10, 2009
              Form 10-K/A for fiscal year ended December 31, 2007
              Filed February 9, 2009
              Preliminary Proxy Statement on Schedule 14C
              Filed February 14, 2007
              File No. 0-51806

Dear Mr. Li:

       We have completed our review of your filing and related filings and have no further comments at this time.

                       Sincerely,

                       H. Christopher Owings
                       Assistant Director

cc: Louis A. Bevilacqua
       Pillsbury Winthrop Shaw Pittman LLP
       Via fascimile